TEVA ANNOUNCES LAUNCH OF GENERIC CAMPRAL®
IN THE UNITED STATES

Jerusalem, March 22, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced the launch of the generic equivalent to CAMPRAL®1 (acamprosate calcium) delayed-release tablets, 333 mg, in the United States. Acamprosate calcium delayed-release tablets are used for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at the start of treatment. Treatment with acamprosate calcium delayed-release tablets helps maintain abstinence from alcohol only when used as part of a treatment program that includes counseling and support.

Teva continues its commitment to strengthening its generics business with continued investment in newer, higher-quality generic products. With over 375 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market.

Acamprosate calcium delayed-release tablets had annual sales of approximately $14 million in the United States, according to IMS data as of December 2015.

About Acamprosate Calcium Delayed-Release Tablets
Acamprosate calcium delayed-release tablets are indicated for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation. Treatment with acamprosate calcium delayed-release tablets should be part of a comprehensive management program that includes psychosocial support.

The efficacy of acamprosate calcium in promoting abstinence has not been demonstrated in subjects who have not undergone detoxification and not achieved alcohol abstinence prior to beginning acamprosate calcium delayed-release tablets treatment. The efficacy of acamprosate calcium in promoting abstinence from alcohol in polysubstance abusers has not been adequately assessed.

Important Safety Information
Acamprosate calcium is contraindicated in patients who previously have exhibited hypersensitivity to acamprosate calcium or any of its components. Acamprosate calcium is contraindicated in patients with severe renal impairment (creatinine clearance of 30 mL/min). Treatment with acamprosate calcium in patients with moderate renal impairment (creatinine clearance of 30 to 50 mL/min) requires a dose reduction.

Adverse events of a suicidal nature (suicidal ideation, suicide attempts, completed suicides) and depression were reported in controlled clinical trials of acamprosate calcium. Alcohol-dependent patients, including those patients being treated with acamprosate calcium, should be monitored for the development of symptoms of depression or suicidal thinking.

Use of acamprosate calcium does not eliminate or diminish withdrawal symptoms.

Common adverse events that occurred in any acamprosate calcium treatment group at a rate of 3% or greater and greater than the placebo group in controlled clinical trials with spontaneously reported adverse events are: accidental injury, asthenia, pain, anorexia, diarrhea, flatulence, nausea, anxiety, depression, dizziness, dry mouth, insomnia, paresthesia, pruritus and sweating.

For more information, please see the accompanying Full Prescribing Information.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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[1]	Campral® is a registered trademark of Merck Sante.